                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 14)(1)

                              Synergy Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159E303
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                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.)(239)262-8577
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

---------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                          -------------------
CUSIP NO. 87159E303                13D/A                             PAGE 2 OF 7
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Lloyd I. Miller, II                                    ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]

                                                                  (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF-OO**
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                       [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                          7    SOLE VOTING POWER
          NUMBER OF
                               380,182***
           SHARES         ------------------------------------------------------
                          8    SHARED VOTING POWER
        BENEFICIALLY
                               478,633***
          OWNED BY        ------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
            EACH
                               380,182***
          REPORTING       ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON
                               478,633***
            WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     858,815***
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D.

***SEE RESPONSE TO ITEM 5, HEREIN.

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                                                                     Page 3 of 7

             AMENDMENT NO. 14 TO THE ORIGINAL REPORT ON SCHEDULE 13D

         Introduction

         This constitutes Amendment No. 14 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 26, 2001, as amended, (the "Statement"), relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands, Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

         ITEM 4. PURPOSE OF THE TRANSACTION

         (i) The first sentence of Item 4 of the Statement is hereby amended and restated as follows:

         "Miller considers his beneficial ownership reported herein of the 858,815 Shares as an investment in the ordinary course of business."

         (ii) Item 4. of the Statement is hereby amended by adding the following after the last sentence:

         "The purpose of this Amendment is to report that since the filing of Amendment No. 13 to the Statement, dated May 29, 2003 ("Amendment 13"), Miller purchased 80,000 Shares pursuant to a certain subscription agreement dated as of July 2, 2003 (the "Subscription Agreement 2") and a material change occurred in the percentage of Shares beneficially owned by Miller. A copy of the Subscription Agreement 2 is attached hereto as Exhibit 100 and incorporated herein by reference."

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

         "(a) Miller is deemed to beneficially own 858,815 Shares (which is 52.5% of the outstanding Shares, based on (i) 1,579,059 outstanding Shares and
(ii) 56,250 Shares which Miller does not actually own, but has a right to purchase with respect to certain warrants Miller beneficially owns). As of the date hereof, 402,181 of such beneficially owned Shares are owned of record by Trust A-4 (including warrants to purchase 31,250 Shares); 15,952 of such beneficially owned Shares are owned of record by Trust C; 175,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including warrants to purchase 15,000 Shares); 45,900 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 159,282 of such beneficially owned Shares are owned of record by Miller directly (including warrants to purchase 5,000 Shares); 40,500 of such beneficially owned Shares are owned of record by Dail Miller (including warrants to purchase 5,000 Shares); 10,000 of such beneficially owned Shares are owned of record by Trust A-2; and 10,000 of such beneficially owned Shares are owned of record by Trust A-3."

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                                                                     Page 4 of 7

                  Item 5(c) is hereby amended and restated in its entirety as follows:

         (c) The table below details the purchases of Shares effected by Miller pursuant to the Subscription Agreement since the filing of Amendment 13:

--------------------------------------------------------------------
                         MILFAM I, L.P.
--------------------------------------------------------------------
DATE OF TRANSACTION                       NUMBER OF SHARES PURCHASED
--------------------------------------------------------------------
   July 2, 2003                                     80,000
--------------------------------------------------------------------

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6. of the Statement is hereby amended to add the following:

                  The Subscription Agreement provides, inter alia, the following:

                    "Units of, one share of Series A Class B Preferred Stock, $.001 par value, with preferences, rights and limitations as set forth in the Certificate of Designation, Preference, Rights and Limitations of Series A Class B Preferred Stock (as to 500,000 shares designated as Series A of presently authorized yet unissued Class B Preferred Stock) (the "Certificate of Designation"), and one share of Common
                    Stock, $.001 par value, of the Company. . . ."

                    "The undersigned hereby irrevocably applies to SYNERGY BRANDS INC. (the "Company") to purchase 80,000 Units, at a price of $10.00 per Unit."

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                                                                     Page 5 of 7

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit              Document
-------              --------
 100.1        Subscription Agreement.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2003

                                                  /s/ Lloyd I. Miller, III
                                           -------------------------------------
                                                Lloyd I. Miller, III

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                                                                     Page 7 of 7

                                  EXHIBIT INDEX

Exhibit              Document
-------              --------
EX-100        Subscription Agreement